06/07

IAMGOLD PROVIDES UPDATE ON ROSEBEL MINE;
SUBSTANTIAL INCREASE IN RESERVES AND LABOUR ACTION IS SETTLED

Toronto, Ontario, February 19, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce a substantial increase in gold reserves and resources at the Rosebel Gold Mine in Suriname. As of December 31, 2006, proven and probable reserves, net of production increased by 19% from 3.2 to 3.8 million ounces. Measured and indicated resources (including reserves) increased by 24% from 5.1 to 6.3 million ounces. Inferred resources increased by 98% from 2.2 to 4.3 million ounces.

Joseph Conway, President and CEO, noted that: “The Rosebel total resource base is now over 10 million ounces. The increase in reserves represents at least, an additional two years of mine life and we expect further increases as we undertake an aggressive exploration and reserve / resource development program on the Rosebel tenements during 2007.”

This reserve addition represents an increase of 6.2% to total IAMGOLD reserves from 9.7 to 10.3 million ounces, as stated in November 2006, at the completion of the Cambior transaction. Total Measured and Indicated resources (exclusive of reserves) increased by 5.4% from 11.1 to 11.7 million ounces and total Inferred resources, for all of IAMGOLD assets, increased by 26% from 8.1 to 10.2 million ounces, over the same period.

Table 1 shows a summary of the updated reserves and resources at Rosebel Gold Mine as of December 31, 2006.

Table 1

Summary of Reserves and Resources for Rosebel Gold Mine
(000's oz)

Proven	Probable	Measured	Indicated	Inferred
1,829	1,988	3,177	3,134	4,340

Table 2 illustrates the proven and probable reserves for Rosebel at December 31, 2005 and December 31, 2006 calculated at US$425 per ounce and US$500 per ounce gold price, respectively.

			Table 2

	Tonnes	Grade	Au Ounces	Tonnes	Grade	Au Ounces
	(000)	g/t	(000)	(000)	g/t	(000)

Proven	47,566	1.2	1,829	42,307	1.4	1,862
Probable	52,886	1.2	1,988	30,739	1.4	1,350
	100,452	1.2	3,817	73,046	1.4	3,212

Table 3 illustrates the change in reserves at the Rosebel mine as a result of 2006 production plus the contribution attributed to the change in the gold price, pit design and geological models during the 12 month period to December 31, 2006.

Table 3

	Tonnes	Contained ounces	Tonnes	Ounces
	(Millions)	(Millions)	(% of opening)	(% of opening)
Mineral reserves as Dec. 05	73.0	3.21	100%	100%
Reserve Development	28.7	0.84	39%	26%
Gold Price Increase	9.3	0.14	13%	4%
Engineering and Cost Factors	-2.8	-0.1	-4%	-2%
Mining Depletion	-7.7	-0.32	-11%	-10%
Mineral reserves as Dec. 06	100.50	3.82	138%	119%

The sensitivity on proven and probable reserves for Rosebel at various gold price assumptions is shown in Table 4. The sensitivity in ounces of gold at varying gold prices shows that a portion of the reserve increase is attributable to the increased gold price assumption.

Table 4

Sensitivity of Reserves at Various Gold prices

	Tonnes	Grade	Au Ounces
Gold price	(000)	g/t	(000)
US$450	80,835	1.2	3,216
US$500	100,452	1.2	3,817
US$550	113,333	1.1	4,097

The increase in resources can be attributed primarily to the success of the recent drilling program, which will continue in 2007 and a re-interpretation of the geological models of the deposits at Koolhoven, Mayo, Pay Caro and Royal Hill. The gold price assumed for the resource calculation was US$500 per ounce, compared to a price of US$425 used in 2005.
Settlement of Illegal Strike

The Company is also pleased to report that on Friday February 16, the Union leadership at Rosebel Gold Mine have accepted the proposed three year labour agreement, with substantially the same terms as originally presented by the Company on February 5, 2007.

The operation is returning to normal and expected to be running at full capacity by mid week.

“The Rosebel strike has been resolved and we will now have a three year labour agreement. The Company is looking forward to returning to normal relations with our work force and resuming safe and productive operations at the Rosebel gold mine,” commented Joseph Conway, President and CEO.

The Company will report 2006 year end results on March 15, 2007. For details on this and other corporate events, please visit www.iamgold.com.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The technical information in this news release, including the information that relates to geology, drilling, mineralization and mineral resource estimates on the Rosebel Gold mine, is based on information prepared under the supervision of, or has been reviewed by Elzear Belzile, P. Eng., Manager, Mining Geology, Andrew Croal, Engineering Superintendent and Rejean Sirois, Geology Superintendent, Rosebel Gold Mine, all of whom are employed by IAMGOLD Corporation. All of the foregoing persons are “qualified persons” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified persons. The qualified persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources” , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2005 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

Forward Looking Statement
This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.